    As filed with the Securities and Exchange Commission on February 3, 1999


                                            Registration Statement No. 333-69131

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           _________________________

                                AMENDMENT NO. 1
                                      to
                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                           _________________________

                           BRADLEY REAL ESTATE, INC.
            (Exact name of Registrant as specified in its charter)
MARYLAND                                                     04-6034603
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                            Identification No.)
                        40 SKOKIE BOULEVARD, SUITE 600
                        NORTHBROOK, ILLINOIS 60062-1626
                                (847) 272-9800
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                        _______________________________

                               THOMAS P. D'ARCY
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           BRADLEY REAL ESTATE, INC.
                        40 SKOKIE BOULEVARD, SUITE 600
                       NORTHBROOK, ILLINOIS  60062-1626
                                (847) 272-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   copy to:

                             WILLIAM B. KING, P.C.
                         GOODWIN, PROCTER & HOAR  LLP
                                EXCHANGE PLACE
                       BOSTON, MASSACHUSETTS  02109-2881
                                (617) 570-1000
                         _____________________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                    Subject to Completion February 3, 1999

PROSPECTUS
----------
                               1,212,630 SHARES

                           BRADLEY REAL ESTATE, INC.

                                 COMMON STOCK
                                 ____________


BRADLEY REAL ESTATE, INC.

    We own and operate shopping centers throughout the Midwest, which are primarily anchored by grocery and drug stores used by members of the surrounding community for their day-to-day living needs.

    We are the sole general partner of, and conduct substantially all of our business through Bradley Operating Limited Partnership.


THE OFFERING

Those holders of limited partnership units in Bradley Operating Limited Partnership specified in this prospectus may receive up to 1,212,630 shares of Bradley Real Estate's common stock pursuant to this prospectus.

    Bradley Real Estate will only issue these shares if:

 .   any of the specified holders exercise their right to tender their units to
    Bradley Operating Limited Partnership for cash, and

 .   we exercise our right to issue shares of common stock to that holder instead of cash.

    Bradley Real Estate will not receive any cash proceeds if it issues shares of common stock to redeem these limited partner units. Instead, we will acquire the units tendered by the holder in exchange for any shares we issue.



Our common stock is listed on the New York Stock Exchange and trades under the symbol BTR.
                             ____________________

    Investing in shares of our common stock involves risk. In considering whether to redeem limited partnership units in Bradley Operating Limited Partnership for shares of common stock, you should carefully consider the matters discussed under "Risk Factors" beginning on page 4 of this prospectus.


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                             ____________________

               The date of this prospectus is February __, 1999

                              PROSPECTUS SUMMARY

    This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated herein by reference. As this is a summary, it may not contain all information that is important to you. You should read this entire prospectus carefully before deciding whether to tender your units of limited partnership interest for redemption.

    SOME IMPORTANT TERMS

    Although Bradley Real Estate, Inc., Bradley Operating Limited Partnership and their subsidiaries and affiliated partnerships are separate legal entities, for ease of reference, the terms "we," "us," and "ours" refer to the business and properties of all of these entities, unless the context indicates otherwise. Similarly, references to Bradley or Bradley Operating Limited Partnership in discussions of Bradley's business also refer to Bradley's predecessors, subsidiaries and affiliated entities, unless the context indicates otherwise. For ease of reference, we also sometimes refer to a real estate investment trust in this prospectus by its customary acronym, "REIT."

                             ____________________



                           BRADLEY REAL ESTATE, INC.

    Bradley is a real estate investment trust with internal property management, leasing and development capabilities that owns and operates community and neighborhood shopping centers in the Midwest region of the United States. Such centers are typically anchored by grocery and drug stores complemented with stores providing a wide range of other goods and services to shoppers. As a result, the centers are used by members of the surrounding community for their day-to-day living needs. Based on its past experience, Bradley believes this type of shopping center offers strong and predictable daily consumer traffic and is less susceptible to downturns in the general economy than shopping centers whose principal tenants are department stores or stores primarily selling apparel or leisure items. As of December 31, 1998, Bradley owned 98 properties in 16 states, aggregating approximately 15.8 million square feet of gross leasable area. Title to such properties is held by or for the benefit of Bradley Operating Limited Partnership. Bradley conducts substantially all of its business through Bradley Operating Limited Partnership. Bradley is the sole general partner and the owner of approximately 94% of the economic interests in Bradley Operating Limited Partnership.

    Bradley is incorporated under the laws of the State of Maryland. Its offices are located at 40 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062-1626. Its telephone number is (847) 272-9800.

                           SECURITIES TO BE OFFERED

    This prospectus relates to the issuance of up to 1,212,630 shares of common stock that Bradley may issue to holders of an aggregate of 1,212,630 units if, and to the extent that, these holders tender their units for redemption. Bradley Operating Limited Partnership originally issued these units to Lexington Holding Company, County Line 31 Company, L.P. and Spring Mall Associates Limited Partnership and the equity holders of Baken Park Partners Limited Partnership in exchange for the contribution of their interests in one of four properties to Bradley Operating Limited Partnership. In connection with these property contributions, Bradley entered into registration rights agreements with the contributors. Bradley is registering the shares covered by this prospectus in order to fulfill its contractual obligations under these agreements and provide the holders of the shares with freely tradeable securities. Registration of these shares does not necessarily mean that all or any portion of the shares will be issued by Bradley.

    Pursuant to the Second Restated Agreement of Limited Partnership of Bradley Operating Limited Partnership, unitholders may tender their units to Bradley Operating Limited Partnership for cash equal to the value of an equivalent number of shares of common stock of Bradley. The ratio of shares of common stock to which the units are equated may be adjusted to prevent dilution. In lieu of delivering cash, however, Bradley may, at its option, choose to acquire any units so tendered by issuing shares of common stock in exchange for the units. The shares will be exchanged for units on a one-for-one basis. This one-for-one exchange rate may be adjusted to prevent dilution.

    Bradley will not receive any cash proceeds from the issuance of any shares of common stock offered under this prospectus. With each such acquisition, however, Bradley's economic interest in Bradley Operating Limited Partnership will increase because it will acquire the units tendered by the holder for redemption.

                             TAX STATUS OF BRADLEY

    Bradley has elected to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code in each year since its organization in 1961 and is the nation's oldest continuously qualified REIT. As long as it qualifies for taxation as a REIT, Bradley generally will not be subject to federal income tax on that portion of its ordinary income and capital gains that is currently distributed to its stockholders. Even if we qualify for taxation as a REIT, we may be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

                                 RISK FACTORS

BRADLEY CANNOT GUARANTEE THAT ANY FORWARD LOOKING INFORMATION PRESENTED IN THIS PROSPECTUS WILL ACTUALLY OCCUR.

    Statements made in this prospectus or in the documents incorporated by reference into this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Also, documents we subsequently file with the Commission and incorporate by reference into this prospectus will contain forward-looking statements. These statements include, among other things, statements regarding the intent, belief or expectations of Bradley and its directors and officers with respect to:

    .    the declaration or payment of distributions by Bradley;

    . potential acquisitions or dispositions of properties, assets or other public or private companies by Bradley;

    . the policies of Bradley regarding investments, indebtedness, acquisitions, dispositions, financings, conflicts of interest and other matters;

    .    Bradley's qualification as a REIT under the Internal Revenue Code;

    . the retail industry and real estate markets in the Midwest and in general;

    .    the availability of debt and equity financing;

    .    interest rates;

    .    general economic conditions; and

    . trends affecting Bradley's financial condition or results of operations.

    We caution you that, while forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance and involve known and unknown risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of factors outside of our control. In addition, we disclaim any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE EXCHANGE OF UNITS BY A HOLDER MAY HAVE ADVERSE TAX CONSEQUENCES TO THAT HOLDER.

    A unitholder who redeems units for common stock may have adverse tax consequences.

    If you redeem or exchange units for cash or shares of stock, you will recognize gain or loss because the redemption and exchange are considered fully taxable sales of your units. You will be treated as realizing for tax purposes an amount equal to the sum of the cash received or the value of the shares received in the exchange plus the amount of any Bradley Operating Limited Partnership liabilities allocable to the exchanged units at the time of the redemption or exchange. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash or the value of the shares received upon such disposition. For a more in-depth explanation of the tax consequences to you of a redemption, you should carefully consider the section entitled "Description of Units and Redemption of Units--Tax Consequences of Redemption." In addition, your ability to sell a substantial number of shares in order to raise cash to pay tax liabilities associated with the redemption of your units may be limited as a result of fluctuations in the market price of our common stock. The price you receive for such shares may not equal the value of your units at the time of redemption or exchange.

    If we do not exercise our right to acquire units you have tendered for redemption in exchange for shares of common stock, and such units are redeemed by Bradley Operating Limited Partnership for cash, then the tax consequences may differ. You may wish to consult your own tax advisor to discuss the consequences prior to redeeming your units.

    If a unitholder redeems units, the original receipt of the units may be subject to tax.

    Your original receipt of the units may be treated as a taxable sale under the "disguised sale" rules of the Internal Revenue Code if you redeem your units, particularly within two years of receiving them. Subject to several exceptions, the tax law generally provides that a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration from the partnership to the partner will be presumed to be a taxable sale. In particular, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a taxable sale of the contributed property unless the facts and circumstances clearly establish that the transfers are not a sale. On the other hand, if two years have passed between the original contribution of property and the transfer of money or other consideration, the transactions will not be presumed to be a taxable sale unless the facts and circumstances clearly establish that they should be. Therefore, if you redeem your units, the Internal Revenue Service may characterize your initial contribution of property as a taxable sale, depending on the timing and other facts and circumstances surrounding your redemption. The two year threshold, which will determine whether your initial contribution is presumed to be a taxable sale or not, will differ depending on when you received your units.


        Contributed Property                 Two Year Anniversary
        --------------------                 --------------------
        Roseville Center                     January 1, 1999
        County Line Mall                     July 31, 1999
        Spring Mall                          December 23, 1999
        Baken Park                           December 31, 1999

Please keep in mind that determinations under these tax rules depend significantly on the specific facts surrounding your redemption and your own personal tax situation. You should consult your own tax advisor regarding your personal situation prior to tendering units for redemption.













FAILURES IN ACHIEVING OUR OBJECTIVES FOR GROWTH COULD ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL CONDITION.

    We have grown aggressively over the past few years and continue to experience growth. The failure to achieve our objectives in this growth could have a material adverse effect on our operating results and financial condition. During 1997, we acquired 25 shopping centers aggregating over 3.1 million square feet of gross leasable area for an aggregate acquisition price of approximately $189.3 million. On August 6, 1998, we completed the merger acquisition of Mid-America Realty Investments, Inc., a real estate investment trust owning interests in 25 properties aggregating approximately 3.3 million square feet primarily located in the Midwest region of the United States. In addition to property interests acquired in connection with the merger acquisition of Mid-America Realty Investments, from January 1, 1998 through December 31, 1998, we acquired 22 properties and two outlots adjacent to one of our existing properties, aggregating 3.0 million square feet of gross leasable area for an aggregate acquisition price of approximately $202.8 million.

    Our objectives in pursuing growth through property acquisitions include:

    . achieving economies of scale for property operations through the management of several properties from a strategically located management office;

    . bulk purchasing insurance and contracted services in order to reduce the level of property expenses overall;

    . maximizing the benefits from our relationships with tenants who have stores located throughout the Midwest;

    . reducing general and administrative expenses by eliminating duplicate corporate level expenses in the case of growing the portfolio through corporate merger acquisitions; and

    . lowering our overall cost of equity and debt capital, enabling us to acquire additional properties on more favorable terms.

    As an important part of our business strategy, we continually look to acquire additional shopping centers and portfolios of shopping centers. Notwithstanding our adherence to our criteria for evaluation and due diligence regarding potential acquisitions, we cannot guarantee that any acquisition that is consummated will meet our expectations. We target shopping centers and portfolios which we believe we might be able to purchase at attractive initial yields and/or which demonstrate the potential for revenue and cash flow growth through implementation of renovation, expansion, re-tenanting and re-leasing programs similar to those that we have undertaken at some of our existing properties. In executing our growth strategy, we may fail to achieve our objectives with respect to any one property or with respect to our portfolio as a whole. For example, the actual cost savings from an acquisition may not match the level estimated at the time of acquisition, the overall cost of equity and debt capital may not be reduced to expected levels, or the benefits of reducing the cost of capital may be offset by an increase in prices of real estate due to changing market conditions. Even after careful evaluation, we risk that our investment will fail to generate expected returns or that our desired improvement programs will cost more than expected. In addition, we cannot guarantee that we will ultimately make any potential acquisition that we may evaluate. The evaluation process involves non-recoverable costs in the case of acquisitions which are not consummated.

    Although to date, we have largely been able to achieve our overall objectives in growing through acquisitions, we cannot guarantee that we will be able to continue to do so. The consistent failure to achieve our objectives could have a material adverse effect on our operating results and financial condition, and could adversely affect any plans for future growth. Although these non-recoverable costs have historically been at or below 0.1% of the total costs of acquisitions that were consummated, Bradley cannot guarantee that it will be able to maintain that level in the future.

OUR USE OF THIRD PARTY INDEBTEDNESS EXPOSES US TO THE RISKS THAT MAY ADVERSELY AFFECT THE AMOUNT OF CASH WE HAVE AVAILABLE FOR DISTRIBUTION TO OUR STOCKHOLDERS.

    We could become too highly leveraged because our organizational documents contain no limitation on debt and thereby may adversely affect our ability to make expected distribution to stockholders.

    Our organizational documents do not limit the amount of indebtedness that we or Bradley Operating Limited Partnership may incur. Although we attempt to maintain a balance between total outstanding indebtedness and the value of our portfolio, we could alter this balance at any time. We try to maintain a ratio of 50% or less of debt and preferred stock to net operating income divided by 10.25%. If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and expected distributions to our stockholders. If we default on our obligations under any outstanding indebtedness, we could lose our interest in any properties that secure that indebtedness.

    Because part of our borrowings have floating rates, a general increase in interest rates will adversely affect our net income and cash available for distribution to stockholders.

    Our revolving credit facility carries a floating interest rate that will rise if market interest rates rise. In that event, we will need to use more of our revenue to pay the interest on our indebtedness. Any such increase in debt service requirements would leave us with less cash available for distribution to our stockholders.

    An adverse market reaction to increased indebtedness could restrict our ability to raise capital for future growth.

    The foregoing risks associated with our debt obligations may also adversely affect the market price of our common stock. A decrease in the market price of our common stock may inhibit our ability to raise capital and issue equity in both the public and private markets and thereby adversely affect any plans for future growth.

THE FACTORS AFFECTING REAL ESTATE INVESTMENTS AND OUR ABILITY TO MANAGE THESE INVESTMENTS MAY ADVERSELY AFFECT AN INVESTMENT IN OUR COMMON STOCK.

    As a real estate company, Bradley's ability to generate revenues is significantly affected by the risks of owning real property investments.

    Bradley derives substantially all of its revenue from investments in real property. Real property investments are subject to varying types and degrees of risk that may adversely affect the value of our assets and our ability to generate revenues. The factors that may adversely affect our revenues, net income and cash available for distributions to stockholders include the following:



    . local conditions, such as an oversupply of space or a reduction in demand for real estate in an area;



    .    competition from other available space;

    .    the ability of the owner to provide adequate maintenance;

    .    insurance and variable operating costs;

    .    government regulations;

    .    changes in interest rate levels;

    .    the availability of financing; and

    .    potential liability due to changes in environmental and other laws;

    .   changes in the general economic climate.

    The illiquidity of real estate as an investment limits our ability to sell properties quickly in response to market conditions.

    Real estate investments are relatively illiquid and therefore cannot be purchased or sold rapidly in response to changes in economic or other conditions. In addition, the Internal Revenue Code limits our ability as a REIT to make sales of properties held for fewer than four years, which may affect our ability to sell properties in response to market conditions without adversely affecting returns to stockholders.

    Our strategic focus on Midwest retail properties means that economic trends in the Midwest and/or the retail industry may specifically affect our cash available for distribution to stockholders.

    Substantially all of our properties are located in the Midwestern region of the United States. Adverse economic developments in this area could adversely impact the operations of our properties and therefore our profitability. The concentration of properties in one region may expose us to risks of adverse economic developments which are greater than if our portfolio were more geographically diverse.

    Our properties consist predominantly of community and neighborhood shopping centers catering to retail tenants. Our performance therefore is linked to economic conditions in the market for retail space generally. The market for retail space has been or could be adversely affected by:

    .   ongoing consolidation among retailing companies;

    .   weak financial condition of large major retailers;

    .   excess amount of retail space in some markets; and

    .   increasing consumer purchases through catalogues or the internet.

To the extent that these conditions impact the market rents for retail space, we could experience a reduction of revenues, net income and cash available for distribution.

    In addition, the value of our common stock may be negatively impacted to the extent that the investing public has a negative perception of the retail sector. As a result, our common stock may trade at a discount below the underlying value of our assets as a whole.

    Tenants in or facing bankruptcy may not make timely rental payments.

    Our revenues, net income and cash available for distribution would be adversely affected if a significant number of our tenants were unable to meet their obligations to us. A tenant may experience a downturn in its business which may weaken its financial condition and result in a reduction or failure to make rental payments when due. If a lessee or sublessee defaults in its obligations to us, then we may experience delays in being able to enforce our right as lessor or sublessor. In addition, we may incur substantial costs and experience significant delays associated with protecting our investment, including costs incurred in renovating and releasing the property. During 1998, store closings by two major tenants in bankruptcy, Montgomery Ward and Home Place, adversely affected revenues, net income and cash available for distribution.

    Vacancies and lease renewals may also reduce revenues, net income and our cash available for distribution.

    We continually have tenant leases expiring at our properties. Some lease expirations provide us with the opportunity to increase rentals or to hold the space available for a stronger long-term tenancy. In other cases, the space may not generate strong demand for tenancy. As a result, the space may remain vacant for a longer period than anticipated or we may be able to be re-leased only at less favorable rents. In such situations, we may be subject to competitive and economic conditions over which we have no control. Although we anticipate a level of vacancies consistent with our past experience, we can give no assurance that the effects of possible vacancies or lease renewals at our properties will not reduce our revenues, net income and cash available for distribution.

    In addition, vacancies relating to anchor tenant space are frequently more difficult to re-lease and can have an adverse effect on the other stores in a shopping center. For example, Montgomery Wards vacated its store at one of Bradley's shopping centers in early 1998 after it declared bankruptcy. As of the date of this prospectus, Bradley has re-leased approximately one-half of the space previously occupied by Montgomery Wards with the expectation of incurring significant expenditures for store improvements for the new tenant.

    If we develop new properties or acquire newly developed properties, our ability to generate revenues will be affected by further risks.

    To the extent that we enter into agreements to acquire newly developed shopping centers when they are completed, or acquire newly developed shopping centers, we will be subject to risks inherent in acquiring newly constructed centers, which could carry a higher level of risk than the acquisition of existing properties with a proven performance record. The most significant risks include:

    . the risk that funds will be expended and management time will be devoted to projects which may not come to fruition;

    . the risk that occupancy rates and rents at a completed project will be less than anticipated; and

    . the risk that expenses at a completed development will be higher than anticipated.

    These risks may adversely affect our revenues, net income and cash available for distribution to stockholders.

    Possible environmental liabilities at our properties and related costs of remediation may reduce cash available for distribution or reduce value of that property.

    Under federal, state and local laws, ordinances and regulations, current or former owners of real estate are liable for the costs of removal or remediation of hazardous or toxic substances on or in such property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances on any of our properties, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent such property or to use such property as collateral in our borrowings. All of our properties have been subjected to Phase I or similar environmental audits by independent environmental consultants. Such environmental tests involve inspection without soil sampling or ground water analysis. We are not aware of any environmental liability with respect to our properties that we believe would have a material adverse effect on our business, assets or results of operations taken as a whole. We have no assurance, however, that existing environmental studies with respect to our properties revealed all environmental liabilities or that a prior owner of any such property did not create any material environmental condition not known to us.



    Limitations in our insurance could possibly have adverse consequences on the amount of our cash available for distribution to our stockholders.

    It is possible that we may experience losses which exceed the limits of our insurance coverage or for which we may be uninsured. We carry comprehensive general liability coverage and umbrella liability coverage on all of our properties. Our insurance has limits of liability which we believe are customary for similar properties and adequate to insure against liability claims and provide for cost of defense. Similarly, we are insured against the risk of direct physical damage in amounts we estimate to be adequate to reimburse us on a replacement basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. Currently, we also insure the properties for loss caused by earthquake or flood in the aggregate amount of $10 million per occurrence. Because of the high cost of this type of insurance coverage and the wide fluctuations in price and availability, we determined that the risk of loss due to earthquake and flood does not justify the cost to increase coverage limits any further under current market conditions.

YEAR 2000 ISSUES MAY RESULT IN A DISRUPTION OF BRADLEY OPERATIONS AND THE ABILITY OF BRADLEY'S TENANTS AND SUPPLIERS TO MEET THEIR OBLIGATIONS.

    Many existing computer software programs and operating systems were designed such that the year 1999 is the maximum date that they will be able to process accurately. This issue does not just affect software programs, but also affects operating systems which contain embedded technology including those designed to protect life and property. These operating systems include heating, ventilation, air-conditioning, fire alarms, security, telephones and other equipment. The failure of our computer software programs and operating systems to process the change in calendar year from 1999 to 2000 may result in system malfunctions or failures. Such an occurrence may affect our ability to effectively manage and operate our properties. As a result of a failure of the software or operations systems, we may suffer a disruption in our ability to provide services we are contractually required to provide to our tenants which may result in withholding of rents or suits for damages incurred by the tenants.

    In the conduct of our own operations, we rely upon commercial computer software primarily provided by independent software vendors, and have undertaken an assessment of our vulnerability to the Year 2000 issue with respect to our computer systems. After an analysis of our potential exposure, we believe that such commercial software is substantially Year 2000 compliant and that such independent vendors will be able to complete any additional work to ensure Year 2000 compliance in a timely manner and without any material impact on our business, operations or financial condition.

    Similarly, we evaluated the potential malfunction or failure of our operating systems and believe them to be substantially Year 2000 compliant and that any additional work to ensure Year 2000 compliance will be completed in a timely manner and without any material impact on our business. We can, however, give no assurance that any material impact on us as a result of any noncompliance will not occur. Our assessment is based upon formal and informal communications with the software vendors, literature supplied with the software, literature supplied in connection with maintenance contracts, and test evaluations of the software. Although we believe that we will be able to adopt appropriate contingency plans to deal with our own Year 2000 compliance issues that we experience as we continue our Year 2000 assessment and testing, we can not be certain at this time that our contingency plans will be effective in preventing a material impact on Bradley.

    The failure of our tenants' or suppliers' computer software programs and operating systems to process the change in calendar year from 1999 to 2000 may also result in system malfunctions or failures. Such an occurrence would potentially affect the ability of the affected tenant or supplier to operate its business and thereby raise adequate revenue to meet its contractual obligations to us. As a result of such a software or operations systems failure among its tenants or suppliers, we may not receive revenue or services we had otherwise expected to receive pursuant to existing leases and contracts. We have completed an inventory of the tenants, suppliers, and other parties with whom we do a significant amount of business, and are in the process of surveying such parties to identify the potential exposure in the event they are not Year 2000 compliant in a timely manner. We expect to have responses from such parties by May 1999. However, at this time, we are not aware of any party that is anticipating a material Year 2000 compliance issue. Although our investigations and assessments of possible Year 2000 issues are still in a preliminary stage, we do not anticipate a material impact on our business.

    In the event that any such tenant, supplier or other party does experience a Year 2000 compliance issue, it may have a material impact on our business, operations or financial condition. It is possible that an aggregation of tenants, suppliers and other parties who experience Year 2000 related system malfunctions or failures may have a material impact on our business, operations and financial condition. Although we believe that we will be able to adopt appropriate contingency plans to deal with any Year 2000 compliance issues that any other party, excluding public utilities, with whom we have significant relationships may experience as we continue our Year 2000 assessment and testing, we can not be certain at this time that our contingency plans will be effective in limiting the harm caused by such third parties' system malfunctions and failures.

     The reasonably likely worst case scenario that could affect our operations would be a widespread prolonged power failure affecting a substantial portion of the Midwestern states in which our shopping centers are located. In the event of such a widespread prolonged power failure, a significant number of tenants may not be able to operate their stores and, as a result, their ability to pay rent could be substantially impaired. We are not aware of an economically feasible contingency plan which we could implement to prevent such a power failure from having a material adverse effect on our operations.


THERE ARE PROVISIONS IN OUR CHARTER AND BYLAWS THAT MAY DISCOURAGE ACQUISITION PROPOSALS.


     Some provisions contained in our charter and bylaws may discourage third parties from making proposals to acquire us, even if some of our stockholders might consider the proposal to be in their best interest. These provisions include the following:

     . Our charter provides for three classes of Directors with the term of office of one class expiring each year, commonly referred to as a "staggered board." By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our Board of Directors in control for a longer period of time than stockholders may desire.

     . Our bylaws provide that the holders of not less than 25% of the outstanding shares of common stock may call a special meeting of our stockholders. This provision could make it more difficult for a stockholder to call a meeting for the purposes of approving a change of control without the support of the Board of Directors.


     . Our charter authorizes the Board of Directors to issue up to 20 million shares of preferred stock without stockholder approval and to reclassify any unissued shares of stock as a different class or series in the Board of Directors' discretion. Our Board of Directors' ability to issue preferred stock without stockholder approval, and to establish the preferences and rights of any class or series issued, could allow the Board of Directors to issue one or more classes or series of preferred stock that would discourage or delay a tender offer or change in control.

     . Our charter generally limits any holder from acquiring more than 9.8% of the value or number of our outstanding common stock. While this provision is intended to assure our ability to remain a qualified REIT for income tax purposes, the ownership limits may also limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.8% of the outstanding shares of common stock or otherwise effect a change in control.


WE WOULD EXPERIENCE ADVERSE TAX CONSEQUENCE IF WE FAILED TO QUALIFY AS A
REIT.


     We believe, but cannot guarantee, that we qualify as a REIT.


     We believe that we have operated in a manner that permits us to qualify as a REIT under the Internal Revenue Code for each taxable year since our formation in 1961. Qualification as a REIT, however, involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. In addition, REIT qualification involves the determination of factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, we must derive at least 95% of our gross income in any year from qualifying sources and we must distribute annually to stockholders 95% of our REIT taxable income, excluding net capital gains. As a result, although we believe that we are organized and operating in a manner that permits us to remain qualified as a REIT, we cannot guarantee that we will be able to continue to operate in such a manner. In addition, if we are ever audited by the Internal Revenue Service with respect to any past year, the IRS may challenge our qualification as a REIT for such year.

     Similarly, no assurance can be given that new legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. We are not aware, however, of any currently pending tax legislation that would adversely affect our ability to continue to operate as a REIT.


     Our failure to qualify as a REIT would have serious adverse consequences.


     If we fail to qualify as a REIT, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. This additional tax could significantly reduce, or possibly eliminate, the amount of cash we have available for investment or distribution to stockholders because of the additional tax liability for the year or years involved. In addition, we will also be disqualified from treatment as a REIT for the next four taxable years, unless we are entitled to relief under statutory provisions.


     If we do not qualify as a REIT, we will no longer be required to make annual distributions to stockholders. To the extent that we made distributions to stockholders in anticipation of our qualifying as a REIT, we may be required to borrow funds or to liquidate some of our investments to pay the applicable tax. Our failure to qualify as a REIT would also constitute a default under our primary debt obligations and could significantly reduce the market value of our common stock.


     We may need to borrow money to qualify as a REIT.


     Our ability to make distributions to stockholders could be adversely affected by increased debt service obligations if we need to borrow money in order to maintain our REIT qualification. For example, differences in timing between when we receive income and when we have to pay expenses could require us to borrow money to meet the requirement that we distribute to our stockholders at least 95% of our net taxable income each year excluding net capital gains. The incurrence of large expenses also could cause us to need to borrow money to meet this requirement. We might need to borrow money for these purposes even if we believe that market conditions are not favorable for such borrowings and therefore we may borrow money on unfavorable terms.


     We are subject to some taxes even if we qualify as a REIT.


     Even if we qualify as a REIT, we are subject to some federal, state and local taxes on our income and property. For example, we pay tax on certain income we do not distribute. Also, our income derived from properties located in some states are subject to local taxes and, if we were to enter into transactions which the Internal Revenue Code labels as prohibited transactions, our net income from such transactions would be subject to a 100% tax.

                             AVAILABLE INFORMATION


     We file annual, quarterly and special reports, proxy statements and other information electronically with the SEC. You may read and copy any of the reports, statements or other information that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available from the New York Stock Exchange, 20 Broad Street, New York, NY 10005 and from the Internet site maintained by the SEC at http://www.sec.gov.



                    INCORPORATION OF DOCUMENTS BY REFERENCE


     This prospectus is part of a registration statement on Form S-3, number 333-69131 that we have filed with the SEC to register the shares offered in this prospectus. It does not repeat important information that you can find in our registration statement or in the reports and other documents that we file with the SEC. Bradley's SEC file number is 001-10328. The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospectus and the documents listed below.


     We incorporate by reference the documents listed below, and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the shares of common stock offered in this prospectus:


     . Bradley's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;


     . Bradley's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;


     . Bradley's Proxy Statement dated March 31, 1998 with respect to its Annual Meeting of Stockholders on May 14, 1998;


     . Bradley's current reports on Form 8-K filed on January 28, 1998, February 20, 1998, June 2, 1998, June 17, 1998, June 24, 1998, August
          7, 1998, September 24, 1998, September 29, 1998 and December 16, 1998;
          and


     . the description of Bradley's common stock contained or incorporated by reference in Bradley's Registration Statement on Form 8-A, filed August 8, 1994, including any amendments thereto.


     In addition, we incorporate by reference into this prospectus all of our filings under the Securities Exchange Act of 1934 that are made after the date this registration statement was initially filed and prior to its effectiveness. You may request a copy of these documents incorporated by reference, but not the exhibits filed with these documents unless those exhibits are specifically referred to, at no cost by writing or telephoning us at the following address: attention: Ms. Marianne Dunn, Senior Vice President, Bradley Real Estate, Inc., 40 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062-1626, telephone (847) 272-9800.

                           BRADLEY REAL ESTATE, INC.


     Bradley is a real estate investment trust with internal property management, leasing and development capabilities that owns and operates community and neighborhood shopping centers in the Midwest region of the United States. Bradley favors community and neighborhood shopping centers because such properties are typically anchored by grocery and drug stores complemented with stores providing a wide range of other goods and services to shoppers. As a result, the centers are used by the members of the surrounding community for their day-to-day living needs. Based on its past experience, Bradley believes this type of shopping center offers strong and predictable daily consumer traffic and is less susceptible to downturns in the general economy than shopping centers whose principal tenants are department stores or stores primarily selling apparel or leisure items. As of December 31, 1998, Bradley owned 98 properties in 16 states, aggregating approximately 15.8 million square feet of gross leasable area. Title to such properties is held by or for the benefit of Bradley Operating Limited Partnership.


     Bradley conducts substantially all of its business through Bradley Operating Limited Partnership. Bradley is the sole general partner and the owner of approximately 94% of the economic interests in Bradley Operating Limited Partnership.


     Bradley owns and operates and seeks to acquire grocery-anchored, open-air community and neighborhood shopping centers in the Midwest, generally consisting of the states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, Tennessee and Wisconsin. Bradley currently owns properties in thirteen states in this region. Through past experience as well as current research, Bradley believes that this region is economically strong and diverse and provides a favorable environment for the acquisition, ownership and operation of retail properties. Bradley evaluates prospective acquisitions in Midwest markets which, based upon its research, demonstrate opportunities for favorable investment returns and long-term cash flow growth.


     As part of its ongoing business, Bradley regularly evaluates, and engages in discussions with public and private entities regarding possible portfolio or asset acquisitions or business combinations. During 1997, we acquired 25 shopping centers aggregating over 3.1 million square feet of gross leasable area for an aggregate acquisition price of approximately $189.3 million. On August 6, 1998, we completed the merger acquisition of Mid-America Realty Investments, Inc., a real estate investment trust owning interests in 25 properties aggregating approximately 3.3 million square feet primarily located in the Midwest region of the United States. In addition to the Mid-America Realty Investments properties, during 1998 we acquired 22 properties and two outlots adjacent to one of our existing properties, aggregating 3.0 million square feet of gross leasable area for an aggregate acquisition price of approximately $202.8 million. In evaluating potential acquisitions, Bradley focuses principally on community and neighborhood shopping centers in its Midwest target market that are anchored by strong national, regional and independent grocery store chains. Bradley seeks to create an income stream diversity across its Midwest markets in order to insulate it from economic trends affecting any particular market.




                  DESCRIPTION OF SECURITIES TO BE REGISTERED


     The description of Bradley's capital stock set forth below does not purport to be complete and is qualified in its entirety by reference to Bradley's charter and bylaws, each as amended and restated, copies of which are exhibits to the registration statement of which this prospectus is a part.

GENERAL


     Under its charter, Bradley has authority to issue up to 150 million shares of stock, consisting of 80 million shares of common stock, 20 million shares of preferred stock and 50 million shares of excess stock. Under Maryland law, stockholders generally are not responsible for a corporation's debts or obligations. As of the date of this prospectus, Bradley has approximately 24.0 million shares of common stock issued and outstanding and approximately 3.5 million shares of 8.4% Series A Convertible Preferred Stock issued and outstanding. In addition, Bradley Operating Limited Partnership has approximately 1.4 million units outstanding other than those held directly by Bradley. If tendered to Bradley Operating Limited Partnership for redemption, such units may be exchanged for shares of common stock on a one-for-one basis at the option of Bradley. Such one-to-one ratio may be adjusted to prevent dilution if Bradley conducts a stock split or other similar change to its capital structure.


COMMON STOCK


     Relationship with Excess Stock. In order to protect Bradley from losing its qualification as a REIT Bradley's charter generally restricts the ability of any stockholder to own or acquire in excess of 9.8% of the outstanding value or number of common stock. Any ownership of common stock in excess of this limit automatically converts into excess stock. If a stockholder attempts to transfer common stock in a transaction that would violate these restrictions, the common stock automatically converts into a separate class of stock known as excess stock. Shares of excess stock do not have the same rights as shares of common stock. When reading the following description of Bradley's common stock, you should keep in mind that the description may no longer apply to shares which may ever be converted into excess stock. Throughout the following description of common stock, we have indicated specific rights that you will no longer have if your shares are converted into excess stock. We recommend that you carefully read the section entitled "--Excess Stock," which provides a detailed description of the material terms of excess stock and of the terms of Bradley's charter that are designed to preserve Bradley's REIT qualification.


     Distribution Rights. As a holder of common stock, you will be entitled to receive distributions on your shares if, as and when Bradley's Board of Directors authorizes and declares such distributions, subject to the provisions of Bradley's charter regarding excess stock. Your right to receive distributions, however, will be subordinated to the rights of holders of Series A Convertible Preferred Stock and the holders of any other series of preferred stock issued in the future. Please read the section entitled "--Series A Convertible Preferred Stock" for a description of the rights of holders of Series A Convertible Preferred Stock and of any other preferred stock that Bradley may issue.


     Under Maryland law, Bradley is restricted in its ability to pay dividends or make other distributions if such dividend or other distribution would result in Bradley's total liabilities exceeding its total assets. When evaluating whether a dividend or other distribution may be paid in accordance with this rule, the aggregate amount of the liquidation preference of the Series A Convertible Preferred Stock will not be included in Bradley's total liabilities unless Bradley has entered into a voluntary or involuntary liquidation.


     Liquidation/Dissolution Rights. In a liquidation or dissolution of Bradley, each share of common stock entitles its holder to share in any assets that remain after Bradley pays its liabilities and any preferential distributions owed to the holders of Series A Convertible Preferred Stock and any other series of preferred stock issued in the future. Such holder's share of the assets shall be proportional to the number of shares of common stock which are owned by the holder to all common stock outstanding.


     Voting Rights. Subject to the provisions of Bradley's charter regarding excess stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as otherwise required by law or except as provided with respect to any other class or series of preferred stock issued in the future, the holders of common stock and the holders of Series A Convertible Preferred Stock will possess exclusive voting power. The holders of Series A Convertible Preferred Stock have the right to vote on all matters submitted to a vote of the holders of common stock on what is commonly referred to as an "as-converted basis," meaning that each share of Series A Convertible Preferred Stock is entitled to cast the number of votes it would be entitled to cast if it had been converted to shares of common stock on the record date. Therefore, as of the date of this prospectus, holders of Series A Convertible Preferred Stock are entitled to cast 1.0208 votes for each share they own.

     There is no cumulative voting in the election of directors, which means that the holders of a majority of the votes cast for directors can, subject to the rights of holders of preferred stock, elect all of the directors then standing for election, and the holders of the remaining shares of voting stock will not be able to elect any directors. Bradley has a "staggered" Board of Directors, which means that approximately one-third of the Directors stand for re-election each year instead of the entire Board.


     Other Terms. Subject to the provisions of Bradley's charter regarding excess stock, all shares of common stock have equal dividend, distribution, liquidation and other rights, which rights may, however, be subject to preferential rights of shares of preferred stock. Holders of shares of common stock have no preference, conversion, sinking fund, redemption or exchange rights or preemptive rights. A conversion feature is one where a stockholder has the option to convert his shares to a different security, such as debt or preferred stock. A sinking fund or redemption right is one where a stockholder will have the right to redeem his shares for cash or other securities at some point in the future. Sometimes a redemption right is paired with an obligation of the company to create an account into which the company must deposit money to fund redemption. Preemptive rights are rights granted to stockholders to subscribe for a percentage of any other securities we offer in the future based on the percentage of shares owned.


     Information. Bradley furnishes its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.


     Extraordinary Transactions. Pursuant to Maryland law and Bradley's charter, Bradley generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast. In addition, the business combination statute and the control share acquisition statute under Maryland law could also significantly affect the rights and obligations of holders of common stock in connection with an extraordinary transaction. For your reference, these statutes are described in the section entitled "--Certain Provisions of Maryland Law" below.


SERIES A CONVERTIBLE PREFERRED STOCK


     In connection with Bradley's acquisition of Mid-America Realty Investments, Inc. in August 1998, Bradley issued 3,480,210 shares of Series A Convertible Preferred Stock to the former stockholders of that company. The Series A Convertible Preferred Stock is the only series of preferred stock of Bradley that is outstanding as of the date of this prospectus. The Series A Convertible Preferred Stock ranks senior to the common stock with respect to dividend rights and distributions upon liquidation, dissolution and winding up of Bradley. The Series A Convertible Preferred Stock votes with the common stock on an as-converted basis. The following are the principal terms of the Series A Preferred
Stock:

     Dividends                Cumulative fixed dividend of $0.525 per share
                              payable quarterly.

     Liquidation Preference   $25.00 per share plus an amount equal to
                              accumulated, accrued but unpaid dividends.


     Conversion Rights        The Series A Convertible Preferred Stock is
                              convertible into common stock at a conversion price of $24.49 per share of common stock. Such conversion price is equal to 1.0208 shares of common stock for each share of Series A
                              Convertible Preferred Stock. This conversion price and conversion ratio is subject to adjustment to prevent dilution.


     Redemption               After August 6, 2003, Bradley may redeem the
                              Series A Convertible Preferred Stock for $25.00 per share, plus any accumulated, accrued and unpaid dividends, so long as the common stock has traded above the conversion price for at least twenty days prior to redemption.


     Voting Rights            The holders of Series A Convertible Preferred
                              Stock have the right to vote with the common stock on each matter coming before any meeting of the holders of common stock, on an "as-converted basis," that is, one vote for each share of common stock into which the holder's shares of Series A
                              Convertible Preferred are then convertible. If
                              Bradley ever becomes delinquent with respect to six quarterly dividend payments on the Series A
                              Convertible Preferred Stock, the holders of such preferred stock would also have the right to elect two separate directors.

TRANSFER AGENT


     The transfer agent and registrar for Bradley's common stock and its Series A Convertible Preferred Stock is BankBoston, N.A., c/o Boston EquiServe, L.P., P.O. Box 8040, Boston, Massachusetts 02266.

POWER TO ISSUE ADDITIONAL SHARES OF STOCK


     The charter grants the Board of Directors the power to issue additional authorized but unissued shares of common stock and preferred stock. The Board of Directors may also classify or reclassify unissued shares of common or preferred stock or excess stock and authorize the issuance of these classified or reclassified shares of stock. Under Maryland law and the charter, the Board of Directors is required to fix the terms and conditions for each class or series of preferred stock, prior to the issuance of the shares of the class or series of the preferred stock. These terms and conditions include preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption.


     This power provides the Board of Directors with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. Unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which Bradley's securities may be listed or traded, the additional classes or series, as well as the common stock, will generally be available for issuance without further action by stockholders. However, the issuance of additional series of preferred stock with rights senior to the Series A Convertible Preferred Stock must be approved by the holders of Series A Convertible Preferred Stock. Although the Board of Directors does not intend to do so at the present time, it could authorize the issuance of a class or series that could delay, defer or prevent a change of control or other transaction that holders of common stock might believe to be in their best interests or in which holders of some, or a majority of, the common stock might receive a premium for their shares over the then-current market price.

EXCESS STOCK


     General. As a protective measure, Bradley's charter provides for the issuance of a separate class of capital stock, referred to as excess stock, to attempted transferees of common stock in transactions that may endanger Bradley's REIT qualification. The specific terms of excess stock and the conditions giving rise to its issuance are described in more detail below.


     Ownership Limit. As a REIT, Bradley is required to comply with complicated rules under the Internal Revenue Code. Among other things, the Internal Revenue Code requires that, with limited exceptions, REITs satisfy the following ownership limitations:


     . not more than 50% in value of the REIT's outstanding capital stock may be owned, directly or indirectly after applying complex attribution rules, by five or fewer "individuals" during the last half of its taxable year, with the term "individuals" including for these purposes a variety of tax exempt taxpayers and

     . such capital stock must be beneficially owned by 100 or more persons during at least 335 days of each taxable year.


     In order to protect its status as a qualified REIT, Bradley's charter contains limitations on the amount of its capital stock that any one party may hold. Bradley's ownership limit prohibits any holder from owning, or being deemed to own by virtue of the attribution provisions of the Internal Revenue
Code:


     .    more than 9.8% of Bradley's outstanding common stock, or


     . shares of Series A Convertible Preferred Stock that either (a) have a value in excess of 9.8% of the value of all outstanding shares of Bradley's capital stock, or (b) when converted, would result in such holder being the beneficial holder of more than 9.8% of the total number of outstanding shares of Bradley's common stock, after giving effect to such conversion.


     The charter deems holders to own all stock that they:


     .    actually own;


     . constructively own after applying the attribution rules specified in the Internal Revenue Code; and


     . have the right to acquire upon exercise of any rights, options or warrants or conversion of any convertible securities.


Holders may include natural persons, corporations, trusts, partnerships or other entities. The fact that certain affiliated entities, such as separate mutual funds advised by the same investment adviser, may own more than 9.8% of the value of all outstanding capital stock in the aggregate will not of itself result in the ownership limit being exceeded, even though that investment advisor may be considered to be the "beneficial owner" of such stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. In addition, the Board of Directors may waive the ownership limit if evidence satisfactory to the Board of Directors and Bradley's tax counsel is presented that the changes in ownership will not then or in the future jeopardize Bradley's status as a REIT and if the Board of Directors decides that such waiver is in the best interests of Bradley.


     Violation of Ownership Limit. The charter provides that any attempted transfer of capital stock or any security convertible into capital stock is null and void if it would result in a violation of the ownership limit or the disqualification of Bradley as a REIT. These provisions include any transfer that results in Bradley being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code. In the event of such an attempted transfer, the intended transferee will acquire no rights to the capital stock or convertible securities attempted to be transferred. Instead, the shares of capital stock or convertible securities will automatically be exchanged for shares of excess stock and these shares of excess stock will automatically be transferred, by operation of law, to a trustee for the exclusive benefit of one or more charitable organizations as the beneficiary under the trust. Under Bradley's charter, an organization is not eligible to be named as such a charitable beneficiary unless it is operated exclusively for religious, charitable, scientific, literary or educational purposes within the meaning of
Section 170(c) of the Internal Revenue Code. Such charitable beneficiaries shall be designated from time to time by Bradley's Board of Directors, except to the extent described below. The trustee will be named by the Board of Directors of Bradley, but must be unaffiliated with Bradley.

     Rights of Excess Stock.  The excess stock held in trust:


     . will be considered to be issued and outstanding shares of stock of Bradley;


     .    will be entitled to receive distributions declared by Bradley;
          and


     . may be voted by the trustee for the exclusive benefit of the charitable beneficiary.


The charter requires a purported transferee of excess stock to repay to Bradley any dividend or distribution which it receives prior to the discovery that capital stock was transferred in violation of the ownership limit. Bradley is then required to turn over the amount of the repayment to the trustee. The charter also retroactively nullifies any votes cast by the purported transferee prior to the discovery that a transfer violated the ownership limit. The charter does provide, however, that the retroactive nullification of the vote cast with respect to the relevant shares of capital stock will not adversely affect the rights of any third party who relied in good faith upon the effectiveness of the matter that was the subject of the stockholder action as to which such votes were cast.


     Transferability of Excess Stock. As a general rule, holders may not transfer excess stock. Subject to Bradley's redemption right described below, the trustee may transfer the shares of excess stock to a purchaser who could own such shares without violating the ownership limit. Upon such sale, the shares of excess stock automatically convert back into shares of the class or series of capital stock or convertible security from which they were originally converted.


     After excess stock is transferred in this way, the trustee must distribute at least a portion of the sale proceeds to the attempted purchaser who originally caused the ownership limit violation. The original attempted purchaser is only entitled to the proceeds until it recovers the price it paid for the stock. The trustee must distribute any proceeds in excess of the original attempted purchase price to the charitable beneficiary. If the attempted purchaser received the excess stock by gift, devise or otherwise without giving value for such stock, then it is only entitled to receive an amount that does not exceed the market price for such stock at the time of the prohibited transfer, as determined in the manner set forth in the charter.


     Redemption Right. In addition to the transfer restrictions described above, Bradley has the right to purchase all or any portion of the excess stock from the trustee for a period of 90 days from the time Bradley receives written notice of the prohibited transfer or other event resulting in the exchange of capital stock for excess stock. Under the charter, the purchase price will be the lesser of (a) the price paid for the stock by the original attempted transferee or (b) the market price of the stock on the date Bradley exercises its option to purchase. If the original attempted transferee received such stock by gift, devise or otherwise without giving value for such stock, the market price of the stock at the time of the prohibited transfer will be used in lieu of the price paid. Upon any such purchase by Bradley, the trustee must distribute the purchase price to the original attempted transferee.


     Additional Charter Provisions Regarding the Ownership Limit. If the ownership limit is determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any excess stock may be deemed, at the option of Bradley, to have acted as an agent on behalf of Bradley in acquiring the excess stock and to hold the excess stock on behalf of Bradley.


     The ownership limit will not preclude settlement of transactions on the New York Stock Exchange or any other stock exchange on which capital stock of Bradley is listed. If the Board of Directors determines that it is no longer in the best interests of Bradley to continue to qualify as a REIT, then these restrictions on transferability and ownership will not apply.


     Upon demand by Bradley, each stockholder and each proposed transferee of capital stock must disclose to Bradley in writing any information with respect to the direct, indirect and constructive ownership of shares of stock as the Board of Directors deems necessary to comply with, or determine compliance with:

     .    the provisions of the Internal Revenue Code applicable to REITs;


     .    the requirements of any taxing authority; or


     .    governmental agency.


     Potential Deterrent Effect on "Change of Control" Transactions.


     Bradley 's ownership limit may have the effect of delaying, deterring or preventing the acquisition of control of Bradley. The ownership limit, however, does not apply to shares of capital stock acquired pursuant to an all cash tender offer for all outstanding shares of capital stock in conformity with applicable laws if the following conditions are met:

     . At least two-thirds of the outstanding shares of capital stock are tendered and accepted pursuant to such tender offer. The securities held by the tender offeror and/or its affiliates and associates are not included in determining whether the two-thirds threshold has been met.

     . The tender offeror commits to give any non-tendering stockholders a reasonable opportunity to put their capital stock to the tender offeror at a price not less than that paid pursuant to the tender offer if the offer is accepted by the holders of two-thirds of the outstanding stock.


PROVISIONS OF MARYLAND LAW RELATING TO CHANGE OF CONTROL TRANSACTIONS

     Maryland Business Combination Statute


     Maryland law prohibits certain "business combinations," including mergers, consolidations, share exchanges, asset transfers and issuances of equity securities, between a Maryland corporation and an interested stockholder. An interested stockholder is a person or entity that owns 10% or more of the voting power of the corporation's shares. This prohibition exists for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the interested stockholder with whom the business combination is to be effected. There is an exception to this rule when, among other things, the holders of the corporation's shares receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for the shares that it owns. Such minimum price is defined in Maryland law. However, these provisions of Maryland law do not apply to "business combinations" with an interested stockholder that are approved or exempted by the board of directors of the corporation before that interested stockholder becomes an interested stockholder.

     Maryland Control Share Acquisition Statute


     Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes eligible under the statute to be cast on that matter by stockholders. "Control shares" are voting shares that, if aggregated with all other such shares of stock previously acquired by the acquiror, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

          (1) one-fifth or more but less than one-third;


          (2) one-third or more but less than a majority; or

          (3) a majority of all voting power.

     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exemptions.


     If voting rights are not approved at a stockholder meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares for fair value. An exception to such rule is control shares for which voting rights have previously been approved. If voting rights for control shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. Bradley's bylaws contain a provision exempting any and all acquisitions of Bradley's capital stock from the control shares provision of Maryland law. Nothing prevents Bradley's Board of Directors from amending or repealing this provision in the future.

                 DESCRIPTION OF UNITS AND REDEMPTION OF UNITS

REDEMPTION OF UNITS


     Each unitholder may, subject to limitations, require that Bradley Operating Limited Partnership redeem all or a portion of such holder's units by delivering a notice to Bradley Operating Limited Partnership. Upon redemption, a unitholder will receive, with respect to each unit redeemed, cash in an amount equal to the market value of one share of common stock plus any distribution amount owed but not yet paid to the unitholder. Such one-for-one ratio is subject to adjustment to prevent dilution. The market value of Bradley's common stock for this purpose will be equal to the average of the closing trading price of the common stock on the New York Stock Exchange for the ten trading days before the day on which the redemption notice was received by Bradley Operating Limited Partnership. Bradley Operating Limited Partnership's partnership agreement provides that if such trading information is not available, Bradley can use any other method to determine the value of the common stock as it deems appropriate in its reasonable judgment. Bradley Operating Limited Partnership's partnership agreement does not specify alternative methodologies. The valuation methodology to be used will depend on all the facts and circumstances at the time.


     In lieu of Bradley Operating Limited Partnership redeeming units for cash, Bradley, as general partner of Bradley Operating Limited Partnership, has the right to elect to acquire directly any units tendered for redemption in exchange for either (1) cash in the amount described above or (2) shares of common stock on a one-for-one basis. Such one-for-one ratio is subject to adjustment to prevent dilution. Within five trading days of Bradley Operating Limited Partnership's receipt of a redemption notice from a unitholder, Bradley shall inform such unitholder via facsimile, overnight courier or certified mail of its intent to exercise its option to redeem units for cash or stock. Any such acquisition will result in Bradley owning the tendered units and thereby increase its economic interest in Bradley Operating Limited Partnership. An acquisition by Bradley will be treated as a sale of the units to Bradley for federal income tax purposes. Upon any redemption such unitholder's right to receive distributions with respect to the redeemed units will cease. If Bradley elects to redeem the units for shares of common stock, the unitholder will have all the rights of a stockholder of Bradley, including the right to receive dividends, from the time of its acquisition of the shares.


     Bradley anticipates that it generally will elect to acquire any units presented to Bradley Operating Limited Partnership for redemption by the issuance of shares of its common stock. However, Bradley will make the determination whether to pay cash or issue shares of common stock upon redemption of units at the time the units are tendered for redemption. Any such determination will be made based on all of the facts and circumstances at the time, including the availability of cash, whether the acquisition of units for cash is a good investment and the market price of the common stock. In addition, under the terms of Bradley Operating Limited Partnership's partnership agreement, no redemption can occur if the delivery of common stock would be prohibited under the provisions of Bradley's charter that protect Bradley's qualification as a REIT or, in the opinion of counsel, Bradley would no longer qualify as a REIT.

TAX CONSEQUENCES OF REDEMPTION


     The following discussion summarizes federal income tax considerations that may be relevant to a unitholder who redeems his units.

     Tax Treatment of Exchange or Redemption of Units


     If Bradley elects to purchase units tendered for redemption, Bradley Operating Limited Partnership's partnership agreement provides that the transaction will be treated as a sale of units by the unitholder to Bradley at the time of such redemption. The sale will be fully taxable to the redeeming unitholder and such redeeming unitholder will be treated as realizing for tax purposes an amount equal to the sum of the cash value or the value of the shares of common stock received in the exchange plus the amount of any Bradley Operating Limited Partnership liabilities allocable to the redeemed units at the time of the redemption. The determination of the amount of gain or loss is discussed more fully below in the section entitled "--Tax Treatment of Disposition of Units by a Unitholder Generally."


     If Bradley does not elect to purchase a unitholder's units tendered for redemption and Bradley Operating Limited Partnership redeems such units for cash that Bradley contributes to Bradley Operating Limited Partnership to effect such redemption, the redemption likely would be treated for tax purposes as a sale of such units to Bradley in a fully taxable transaction, although the matter is not free from doubt. In that event, the redeeming partner would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of any Bradley Operating Limited Partnership liabilities allocable to the redeemed units at the time of the redemption. The determination of the amount and character of gain or loss in the event of such a sale is discussed more fully below in the section entitled "--Tax Treatment of Disposition of units by a Unitholder Generally."


     If Bradley does not elect to purchase units tendered for redemption and Bradley Operating Limited Partnership redeems a unitholder's units for cash that is not contributed by Bradley to effect the redemption, the tax consequences would likely be the same as described in the previous paragraph, although not free from doubt. If Bradley Operating Limited Partnership redeems less than all of a unitholder's units, however, the unitholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the amount of any Bradley Operating Limited Partnership liabilities allocable to the redeemed units, exceeded the unitholder's adjusted basis in all of such unitholder's units immediately before the redemption. This result may differ if the redemption were treated as a disguised sale. The treatment of the redemption as a disguised sale is discussed more fully below in the section entitled "Potential Application of the Disguised Sale Regulations to a Redemption of Units."


     If Bradley contributes cash to Bradley Operating Limited Partnership to effect a redemption, and the form of the transaction is respected for tax purposes so that the redemption transaction is treated as the redemption of the unitholder's units by Bradley Operating Limited Partnership rather than a sale of units to Bradley, the income tax consequences to a unitholder would be the same as described in the preceding paragraph.

     Tax Treatment of Disposition of Units by a Unitholder Generally


     If a unitholder disposes of a unit in a manner that is treated as a sale of the unit, or a unitholder otherwise disposes of a unit, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the tax basis in such unit. The tax basis of your units is discussed in greater detail in the section entitled "--Basis of Units" below. Upon the sale of a unit, the "amount realized" will be measured by the sum of the cash and fair market value of other property received, including shares of common stock, plus the amount of any Bradley Operating Limited Partnership liabilities allocable to the units sold. To the extent that the amount of cash or property received plus the allocable share of any Bradley Operating Limited Partnership liabilities exceeds the unitholder's basis for the units disposed of, such unitholder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and/or the value of any other property received, including shares of common stock, upon such disposition.


     Except as described below, any gain recognized upon a sale or other disposition of units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a unit attributable to a unitholder's share of "unrealized receivables" of Bradley Operating Limited Partnership exceeds the basis attributed to those assets, such excess will be treated as ordinary income. "Unrealized receivables" is defined in Section 751 of the Internal Revenue Code. Unrealized receivables include, to the extent not previously included in Bradley Operating Limited Partnership's income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if Bradley Operating Limited Partnership had sold its assets at their fair market value at the time of the transfer of a unit.

     Basis of Units


     In general, a unitholder who acquired his units by contribution of property and/or money to Bradley Operating Limited Partnership had an initial tax basis in his units equal to the sum of:


     . the amount of money contributed or deemed contributed as described below, and


     . his adjusted tax basis in any other property contributed in exchange for such units, and less the amount of any money distributed or deemed distributed, as described below in connection with the acquisition of the units.


The initial basis of units acquired by other means would have been determined under the general rules of the Internal Revenue Code, including the partnership provisions, governing the determination of tax basis. Other rules, including the "disguised sale" rules discussed below, also may affect initial basis, and unitholders are urged to consult their own tax advisors regarding their Initial Basis. A unitholder's initial basis in his units generally is increased by:


     . such unitholder's share of Bradley Operating Limited Partnership taxable and tax-exempt income, and


     . increases in such unitholder's allocable share of liabilities of Bradley Operating Limited Partnership including any increase in his share of liabilities occurring in connection with the acquisition of his units.


Generally, such unitholder's basis in his units is decreased, but not below zero, by:


     . such unitholder's share of Bradley Operating Limited Partnership distributions;


     . decreases in such unitholder's Partnership including any Partnership occurring in allocable share of liabilities of decrease in his share of connection with the Bradley Operating Limited liabilities of Bradley Operating acquisition of his units; Limited


     . such unitholder's share of losses of Bradley Operating Limited Partnership, and


     . such unitholder's share of nondeductible expenditures of Bradley Operating Limited Partnership that are not chargeable to his capital account.

     Potential Application of the Disguised Sale Regulations to a Redemption of Units


     There is a risk that a redemption by Bradley Operating Limited Partnership of units issued in exchange for a contribution of property to Bradley Operating Limited Partnership may cause the original transfer of property to Bradley Operating Limited Partnership in exchange for units to be treated as a "disguised sale" of property. Section 707 of the Internal Revenue Code and the Treasury Regulations thereunder, which we refer to collectively as the "Disguised Sale Regulations", generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration, which may include the assumption of or taking subject to a liability, from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.


     Accordingly, if a unit is redeemed by Bradley Operating Limited Partnership from a unitholder who holds units that were issued in exchange for a contribution of property to Bradley Operating Limited Partnership, the Internal Revenue Service could contend that the Disguised Sale Regulations apply because the unitholder will thus receive cash subsequent to a previous contribution of property to Bradley Operating Limited Partnership. In that event, the IRS could contend that the contribution was taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized thereby may be eligible for installment reporting under Section 453 of the Internal Revenue Code, subject to certain limitations. In addition, in such event, the Disguised Sale Regulations might apply to cause a portion of the proceeds received by a redeeming unitholder to be characterized as original issue discount on a deferred obligation which would be taxable as interest income in accordance with the provisions of Section 1272 of the Internal Revenue Code. Each unitholder is advised to consult its own tax advisors to determine whether redemption of its units could be subject to the Disguised Sale Regulations.

COMPARISON OF OWNERSHIP OF UNITS AND COMMON STOCK


     Bradley operates its business through a structure commonly referred to as an "umbrella partnership" REIT or "UPREIT." This structure generally consists of a corporate REIT with publicly-traded shares of capital stock, like Bradley, and a limited partnership, like Bradley Operating Limited Partnership, with both entities coordinating to operate a single real estate business. The limited partnership typically owns all or substantially all of the real estate properties and the REIT controls the partnership's business activities as the sole general partner. Bradley has elected to use this structure because it provides flexibility in structuring acquisitions and in raising capital that would not otherwise be available if it operated solely as a corporate REIT or solely as a limited partnership. Despite the fact that the structure consists of two separate legal entities, both entities are operating in tandem to own and operate the same portfolio of properties. Accordingly, the structure works most effectively if Bradley only operates through Bradley Operating Limited Partnership and if all of Bradley Operating Limited Partnership's activities are conducted by Bradley as general partner.


     As a result of the UPREIT structure, Bradley has two different levels of investors with ownership rights in Bradley's business. Currently, you own units of limited partner interest in Bradley Operating Limited Partnership. The nature of any investment in Bradley's common stock is generally economically equivalent to an investment in units in Bradley Operating Limited Partnership. A holder of a share of common stock receives the same distribution that a holder of a unit receives, and stockholders and unitholders generally share in the risks and rewards of ownership in the same enterprise. There are, however, differences between ownership of units and ownership of common stock, some of which may be material to investors.


     The information below highlights a number of significant differences between Bradley Operating Limited Partnership and Bradley relating to form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation and compares certain legal rights associated with the ownership of units and common stock, respectively. These comparisons are intended to assist you in understanding how your investment will be changed if your units are acquired for common stock. This discussion is summary in nature and does not constitute a complete discussion of these matters. You should carefully review the balance of this prospectus and the registration statement of which this prospectus is a part for additional important information about Bradley.


     BRADLEY OPERATING LIMITED PARTNERSHIP                  BRADLEY
     -------------------------------------                  -------

                     Form of Organization and Assets Owned


Bradley Operating Limited Partnership      Bradley is a Maryland corporation
is organized as a Delaware limited         which has elected to be taxed as
partnership and is the entity through      a REIT under the Internal Revenue
which Bradley conducts substantially       Code and intends to maintain its
all of its business and owns               qualifications as a REIT. Bradley
substantially all of its assets either     maintains a general partner
directly or indirectly through             interest in Bradley Operating
subsidiaries. The Board of Directors       Limited Partnership, which gives
of Bradley manages the affairs of          Bradley an indirect investment in
Bradley Operating Limited Partnership      those properties and other assets
by directing the affairs of                owned by Bradley Operating Limited
Bradley.                                   Partnership. Bradley currently owns
                                           approximately a 94% economic interest
                                           in Bradley Operating Limited
                                           Partnership, and such interest will
                                           increase as units are redeemed for
                                           cash or acquired by Bradley.

                             Length of Investment


Bradley Operating Limited Partnership      Bradley has a perpetual term and
has a stated termination date of           intends to continue its operations
December 31, 2050, although it may be      for an indefinite time period.
terminated earlier under certain
circumstances.

     BRADLEY OPERATING LIMITED PARTNERSHIP                  BRADLEY
     -------------------------------------                  -------

                 Nature of Investment and Distribution Rights

The units constitute equity interests   The common stock constitutes an
entitling each unitholder to his pro    equity interest in Bradley.  Bradley
rata share of cash distributions        is entitled to receive a portion of
made to the unitholders of Bradley      Bradley Operating Limited
Operating Limited Partnership,          Partnership's operating cash flow and
including Bradley.  Because Bradley     capital cash flow sufficient to pay
also holds "preferred units" of         dividends to stockholders
Bradley Operating Limited               concurrently with any distribution to
Partnership with distribution rights    the unitholders has been effected.
equivalent to Bradley's Series A        Each stockholder will be entitled to
Convertible Preferred Stock,            his pro rata share of any dividends
distributions to unitholders are        or distributions paid with respect to
subject to the prior distribution       common stock.  The dividends payable
rights of such preferred units.  In     to the stockholders are not fixed in
general, Bradley Operating Limited      amount and are only paid if, when and
Partnership is structured so that       as declared by the Board of
unitholders receive distributions on    Directors.  In order to qualify as a
their units equal to the dividend       REIT, Bradley must distribute at
yield for the same period on a share    least 95% of its taxable income,
of Bradley's common stock.              excluding capital gains, and any
                                        taxable income, including capital
As a partnership, Bradley Operating     gains, not distributed will be
Limited Partnership is not subject      subject to corporate income tax.
to federal income taxation.  In
determining their federal income
tax, partners of Bradley Operating
Limited Partnership, including
unitholders, must take into account
their allocable share of partnership
income, gain, deduction and loss,
and otherwise are subject to the
rules governing the taxation of
partnerships and partners.  Such is
true regardless of whether
partnership income, gain, deduction
or loss is distributed by Bradley
Operating Limited Partnership.  By
contrast, unitholders who receive
common stock upon exercise of their
redemption rights will be taxed on
such investment in accordance with
the rules governing REITs.

     BRADLEY OPERATING LIMITED PARTNERSHIP                  BRADLEY
     -------------------------------------                  -------

                         Issuance of Additional Units

Bradley Operating Limited Partnership   The Board of Directors of Bradley may
 is authorized to issue additional      issue, in its discretion, additional
 units and such other partnership       equity securities consisting of
 interests, including partnership       common stock or any other series of
 interests of different series or       capital stock so long as the total
 classes that may be senior to units,   number of shares issued does not
 as Bradley may determine in its sole   exceed the authorized number of
 discretion as general partner.  The    shares of capital stock set forth in
 relative rights, powers and duties     Bradley's charter.  The capital stock
 of such units or other interests       may be classified and issued as a
 will be determined by Bradley in its   variety of equity securities,
 sole discretion. Bradley Operating     including one or more classes of
 Limited Partnership may issue units    common or preferred stock, in the
 and other partnership interests to     discretion of the Board of Directors.
 Bradley, as long as such interests     The issuance of additional shares of
 are issued in connection with a        common stock, preferred stock or
 comparable issuance of its capital     other similar equity securities may
 stock and proceeds raised in           result in the dilution of the
 connection with the issuance of such   interests of the existing
 capital stock are contributed to       stockholders.
 Bradley Operating Limited
 Partnership. In addition, Bradley
 Operating Limited Partnership will
 issue additional units upon exercise
 of the options granted pursuant to
 Bradley's stock option plans.  The
 issuance of additional units or
 other similar partnership interests
 may result in the dilution of the
 interests of the existing
 unitholders.

                                   Liquidity

A unitholder may not transfer any       Bradley's common stock is freely
 portion of their units without the     transferable subject to the
 consent of the general partner,        requirements of the Securities Act of
 subject to the following exceptions:   1933, as amended.  The common stock
                                        is listed on the New York Stock
    (a) transfers by will, the laws     Exchange.  The breadth and strength
     of intestacy or otherwise to the   of this market will depend, most
     legal representative or            significantly, upon the number of
     successor of the transferring      shares outstanding, Bradley's
     unitholder who shall be bound in   financial results and prospects, the
     all respects by the terms of       general interest in Bradley's and
     Bradley Operating Limited          other real estate investments and
     Partnership's partnership          Bradley's dividend yield compared to
     agreement;                         that of other debt and equity
                                        securities.
    (b) inter vivos transfers for
     estate planning purposes; or

    (c) pledges to secure the
     repayment of a loan.

Subject to certain conditions, each
 unitholder has the right to elect to
 have their units redeemed by Bradley
 Operating Limited Partnership. Upon
 redemption, the unitholder will
 receive, at Bradley's election,
 either shares of common stock or the
 cash equivalent in exchange for such
 units.

     BRADLEY OPERATING LIMITED PARTNERSHIP                  BRADLEY
     -------------------------------------                  -------

                      Purchase and Permitted Investments

Bradley Operating Limited               Under its charter, Bradley may engage
 Partnership's purpose is to conduct    in any lawful activity permitted
 any business that relates to the       under Maryland law.
 properties or affiliated entities of
 Bradley Operating Limited
 Partnership, except that Bradley
 Operating Limited Partnership's
 partnership agreement requires the
 business of Bradley Operating
 Limited Partnership to be conducted
 in a manner that permits Bradley to
 be classified as a REIT for Federal
 income tax purposes and avoids any
 Federal income or excise tax
 liability.  Bradley Operating
 Limited Partnership may, subject to
 the foregoing limitation, invest or
 enter into partnerships, joint
 ventures or similar arrangements and
 may own interests in any other
 entity.

                              Borrowing Policies

Bradley Operating Limited Partnership   Bradley is not restricted under its
 has no restrictions on borrowings,     organizational documents from
 and Bradley as the general partner,    incurring borrowings.
 has full power and authority to
 borrow money on behalf of Bradley
 Operating Limited Partnership.

                         Other Investment Restrictions

Other than restrictions precluding      Neither Bradley's charter nor its
 investments by Bradley Operating       bylaws impose any restrictions upon
 Limited Partnership that would         the types of investments made by
 adversely affect Bradley's             Bradley.
 qualification as a REIT, there are
 no restrictions upon Bradley
 Operating Limited Partnership's
 authority to enter into any
 transactions, including, among
 others, making investments, lending
 Bradley Operating Limited
 Partnership funds, or reinvesting
 Bradley Operating Limited
 Partnership's cash flow and net sale
 or refinancing proceeds.

     BRADLEY OPERATING LIMITED PARTNERSHIP                  BRADLEY
     -------------------------------------                  -------

                              Management Control

Generally, all management powers over   The Board of Directors has exclusive
 the business and affairs of Bradley    control over Bradley's business and
 Operating Limited Partnership are      affairs subject only to the
 vested in Bradley as general partner   restrictions in its charter and
 and no other unitholder of Bradley     bylaws.  The Board of Directors is
 Operating Limited Partnership has      classified into three classes.  At
 any right to participate in or         each annual meeting of stockholders,
 exercise control or management power   the successors of the class of
 over the business and affairs of       Directors whose terms expire at that
 Bradley Operating Limited              meeting will be elected.  The
 Partnership.  Bradley Operating        policies adopted by the Board of
 Limited Partnership's partnership      Directors may be altered or
 agreement provides that Bradley        eliminated without advice of the
 shall be reimbursed for all expenses   stockholders.  Accordingly, except
 incurred by it relating to the         for their vote in the elections of
 management and business of Bradley     Directors, stockholders have no
 Operating Limited Partnership.         control over the ordinary business
                                        policies of Bradley.

                   Management Liability and Indemnification

Bradley Operating Limited               Bradley's charter eliminates, to the
 Partnership's partnership agreement    fullest extent permitted under
 generally provides that the general    Maryland law, the personal liability
 partner and any person acting on its   of a director of Bradley for monetary
 behalf will incur no liability to      damages for breaches of such
 Bradley Operating Limited              director's duty of care or other
 Partnership or any unitholder for      duties as a director.  The effect of
 any act or omission within the scope   this provision in the charter is
 of the general partner's               generally to eliminate the rights of
 authorities, provided the general      Bradley and its stockholders who sue
 partner's or such other person's       on behalf of Bradley to recover
 action or omission to act was taken    monetary damages against a director
 in good faith and in the belief that   for breach of the fiduciary duty of
 such action or omission was in the     care as a director. This limitation
 best interests of Bradley and its      includes suits alleging negligent or
 affiliates, and provided further,      grossly negligent behavior on the
 that the general partner's or such     part of a director. This provision
 other person's actions or omissions    does not limit or eliminate the
 shall not constitute actual fraud or   rights of Bradley or any stockholder
 gross negligence or deliberately       to seek non-monetary relief such as
 dishonest conduct.                     an injunction or recession in the
                                        event of a breach of a director's
Bradley Operating Limited               duty of care.  These provisions will
 Partnership's partnership agreement    not alter the liability of a director
 also provides for the                  under federal securities laws.
 indemnification of the general
 partner and its affiliates and any
 individual acting on their behalf
 from any loss, damage, claim or
 liability, including, but not
 limited to, reasonable attorneys'
 fees and expenses, incurred by them
 by reason of any act performed by
 them in accordance with the
 standards set forth above or in
 enforcing the provisions of this
 indemnity.

     BRADLEY OPERATING LIMITED PARTNERSHIP                  BRADLEY
     -------------------------------------                  -------

                            Antitakeover Provisions

Except in limited circumstances, the    Bradley's charter and bylaws and
 general partner has exclusive          Maryland law contain a number of
 management power over the business     provisions that may have the effect
 and affairs of Bradley Operating       of delaying or discouraging an
 Limited Partnership.  The general      unsolicited proposal to acquire
 partner may not be removed by the      Bradley or remove incumbent
 unitholders with or without cause.     management.  For the full discussion
 Under the Bradley Operating Limited    of these provisions, please refer to
 Partnership's partnership agreement,   the section entitled "Risk
 Bradley may, in its sole discretion,   Factors-There are provisions in our
 prevent a unitholder from              charter and bylaws may discourage
 transferring their units except in     acquisition proposals."
 limited circumstances.  Accordingly,
 Bradley may exercise this right of
 approval to deter, delay or hamper
 attempts by persons to acquire a
 majority interest in Bradley
 Operating Limited Partnership.

                                 Voting Rights

Holders of units have no right to       The Board of Directors directs
 elect or remove Bradley as the         Bradley's business and affairs.  The
 general partner of Bradley Operating   Board consists of three classes
 Limited Partnership and generally      having staggered terms of office.
 have no other voting rights.  Under    Stockholders elect each class at
 Bradley Operating Limited              annual meetings of Bradley. All
 Partnership's partnership agreement,   shares of common stock have one vote
 Bradley as general partner may take    per share.  The charter permits the
 any action in a manner that it         Board of Directors to classify and
 reasonably believes to be in the       issue preferred stock in one or more
 best interests of its stockholders     series having voting power which may
 or complies with the REIT              differ from that of the common stock.
 requirements for Bradley.  Bradley
 's ability to make amendments to       Stockholders of Bradley have the
 Bradley Operating Limited              right to vote, among other things, on
 Partnership's partnership agreement    a merger or sale of all or
 is limited to the extent described     substantially all of the assets of
 below.                                 Bradley, certain amendments to the
                                        charter and dissolution of Bradley.
                                        Under Maryland law and the charter,
                                        the sale of all or substantially all
                                        of the assets of Bradley or any
                                        merger or consolidation of Bradley
                                        requires the approval of the Board of
                                        Directors and holders of a majority
                                        of the outstanding shares of common
                                        stock.  No approval of the
                                        stockholders is required for the sale
                                        of less than all or substantially all
                                        of Bradley's assets.  Under Maryland
                                        law and the charter and bylaws, the
                                        Board of Directors must obtain
                                        approval of holders of not less than
                                        a majority of all outstanding shares
                                        of Bradley's capital stock in order
                                        to dissolve Bradley.

     BRADLEY OPERATING LIMITED PARTNERSHIP                  BRADLEY
     -------------------------------------                  -------

          Amendment of the Partnership Agreement or Bradley's Charter

Generally, Bradley Operating Limited    Amendments to the charter must be
 Partnership's partnership agreement    approved by the Board of Directors
 may be amended by the general          and generally by the vote of a
 partner without the consent of the     majority of the votes entitled to be
 unitholders, except that certain       cast at a meeting of stockholders
 amendments which alter or change       except as otherwise provided by law.
 unitholders' distribution rights or    The Board of Directors may, however,
 redemption rights requires the         amend the charter without any action
 consent of the unitholders holding a   of the stockholders in certain
 majority-in-interest of the            respects to preserve Bradley's REIT
 outstanding units.                     qualification.

                      Compensation, Fees and Distributions

The general partner is not entitled     The Directors of Bradley receive
 to receive any compensation for its    compensation for their services.
 services as general partner of
 Bradley Operating Limited
 Partnership.  As a partner in
 Bradley Operating Limited
 Partnership, however, the general
 partner has the same right to
 allocations and distributions as
 other partners of Bradley Operating
 Limited Partnership.  In addition,
 Bradley Operating Limited
 Partnership will reimburse the
 general partner for administrative
 expenses incurred relating to the
 ongoing operation of Bradley and
 certain other expenses arising in
 connection with its role as general
 partner.  All officers of Bradley
 are employees of Bradley Operating
 Limited Partnership and receive
 compensation for their services as
 such.

                            Liability of Investors

Under Bradley Operating Limited         Under the Maryland law, stockholders
 Partnership's partnership agreement    generally are not personally liable
 and applicable Delaware law, the       for the debts or obligations of
 liability of the limited partners      Bradley.
 for Bradley Operating Limited
 Partnership's debts and obligations
 is generally limited to the amount
 of their investment in Bradley
 Operating Limited Partnership,
 together with any interest in any
 undistributed income.

                       FEDERAL INCOME TAX CONSIDERATIONS

    As a REIT, Bradley must comply with highly technical and complex requirements under the Internal Revenue Code. The following discussion summarizes these requirements and their effect on Bradley and our stockholders. The summary discussion is for general information only and is not an exhaustive list of all tax considerations that may be material. For example, this discussion does not address any state, local or foreign tax considerations. Also, this discussion does not address issues that arise as a result of your, or any other investor's, special circumstances or special status under the Internal Revenue Code.

    The discussion in this section and any other section of this prospectus is not intended to be, nor should you construe it as, tax advice. You are urged to consult your own tax advisor to determine the impact of a redemption of your units and/or of owning Bradley's common stock on your own personal situation.
In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in Bradley, including the possibility of United States income tax withholding on distributions by Bradley.


    General

    Under the Internal Revenue Code, if the requirements are met in a taxable year, including the requirement that the REIT distribute to its stockholders at least 95% of its real estate investment trust taxable income for the taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. For these purposes, taxable income will be computed without regard to the dividends paid deduction and our net capital gain. However, we may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income or net capital gains, the alternative minimum tax on its items of tax preference, and taxes imposed on income and gain generated by some extraordinary transactions. As discussed below, however, for taxable years beginning after December 31, 1997, stockholders may be credited for all or a portion of the taxes paid by Bradley on its retained net capital gains. If Bradley fails to qualify during any taxable year as a REIT, unless the relief provisions are available, we will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

    We believe but cannot guarantee that we qualify as a REIT.

    Bradley has elected to qualify as a REIT under the Internal Revenue Code.
In the opinion of Goodwin, Procter & Hoar LLP, Bradley has been organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and its manner of operation has met and will continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. This opinion is based on various assumptions and is conditioned upon representations made by Bradley as to factual matters and the continuation of such factual matters. You should be aware, however, that opinions of counsel are not binding upon the IRS or any court. Moreover, such qualification and taxation as a REIT in any tax year depends upon Bradley's ability to meet the various source of income, ownership of assets, distribution and diversity of ownership requirements of the Internal Revenue Code for qualification as a REIT in its actual results each tax year, which results will not be reviewed by Goodwin, Procter & Hoar LLP. Accordingly, no assurance can be given that the actual results of Bradley for any particular tax year will in fact satisfy the requirements for qualification. Likewise, although Bradley believes that it has operated in a manner which satisfies the REIT qualification requirements under the Internal Revenue Code since its organization in 1961, no assurance can be given that Bradley's qualification as a REIT will not be challenged by the IRS for taxable years still subject to audit.

    Undistributed Long-Term Capital Gains

    Bradley may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. For taxable years beginning after December 31, 1997, if Bradley so elects for a taxable year, the stockholders would include in income as long-term capital gains their proportionate share of such portion of our undistributed long-term capital gains for the taxable year as we may designate. A stockholder would be deemed to have paid his share of the tax paid by Bradley on such undistributed capital gains, which would be credited or refunded to the stockholder. The stockholder's basis in his common stock would be increased by the amount of undistributed long-term capital gains included in the stockholder's long-term capital gains, less such stockholder's share of the capital gains tax paid by Bradley.

    Dividends Taxable as Ordinary Income

    As long as Bradley qualifies as a REIT, distributions made to Bradley's taxable United States stockholders out of current or accumulated earnings and profits, and which are not designated as a capital gain dividends, will be taken into account by such United States stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations.



    A United States stockholder means a holder of common stock that, for United States federal income tax purposes, is:

    .   a citizen or resident of the United States, or

    . a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or

    . an estate, the income of which is subject to United States federal income taxation regardless of its source, or

    . a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, and

    . is not an entity that has a special status under the Internal Revenue Code, such as a tax-exempt organization or dealer in securities.

Subject to the discussion below regarding the changes to the capital gains tax rates, distributions that are designated as capital gains dividends will be taxed as capital gains without regard to the period for which the stockholder has held his or her common stock. This is true only to the extent they do not exceed our actual net capital gain for the taxable year. Corporate stockholders may be required, however, to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.


    Dividends Taxable as Capital Gain

    To the extent that Bradley has net capital gain for a taxable year, dividends paid during the year, or that are deemed paid, which are properly designated by us as long-term capital gains, will be treated as such for the taxable year without regard to the period for which the stockholder has held his stock.

    To the extent a capital gain arises from the accumulated depreciation taken on depreciable assets sold during the tax year, such capital gain is currently taxed at a 25% capital gain rate.

    For financial reporting purposes, the method of depreciation to be used by Bradley Operating Limited Partnership on its depreciable property will be the straight-line method with useful lives ranging from 31.5 to 39 years for buildings and 1 to 39 years for improvements and alterations. The useful lives assigned to such property will depend upon the type and age of the asset acquired.

    Other Dividends

    Distributions, other than capital gain dividends, in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's common stock, but rather will reduce the adjusted basis of that stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's common stock, the distribution will be treated as long-term capital gain or loss if the shares of common stock have been held for more than 12 months and otherwise as short-term capital gain or loss. In addition, any dividend we declare in October, November or December of any year and payable to a stockholder of record on a special date in any such month shall be treated as both paid by Bradley and received by the stockholder on December 31 of that year, provided that the distribution is actually paid by Bradley during January of the following calendar year.

    Net Operating Losses

    Stockholders may not include in their individual income tax returns any net operating losses or capital losses of Bradley. Instead, such losses would be carried over by Bradley for potential offset against its future income. Taxable distributions from Bradley and gain from the disposition of common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" against such income. "Passive activity income" and "passive activity losses" are generally income or losses, as applicable, from a trade or business in which the taxpayer does not materially participate or from rental activities. A limited partner's distributive share of income and loss from a limited partnership that conducts a trade or business is generally passive in nature. In addition, taxable distributions from Bradley generally will be treated as investment income for purposes of the investment interest deduction limitations. Capital gain distributions and capital gains from the disposition of common stock, as well as any other distributions treated as such, will be treated as investment income for purposes of the investment interest deduction limitations only if and to the extent the stockholder so elects, in which case such capital gain distributions and capital gains will be taxed at ordinary income rates to the extent of such election. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

                            NO PROCEEDS TO BRADLEY

    Bradley will not receive any proceeds in connection with the issuance of the shares of common stock offered by this prospectus. Bradley will acquire units in exchange for any shares it issues and its economic interest in Bradley Operating Limited Partnership will increase accordingly.


                              PLAN OF DISTRIBUTION

    This prospectus relates to the possible issuance by Bradley of up to 1,212,630 shares of common stock if, and to the extent that, certain holders of an aggregate of 1,212,630 units tender such units for redemption and Bradley elects to acquire such tendered units for shares of common stock. The terms of this redemption right are described in the section entitled "Description of Units and Redemption of Units." Bradley Operating Limited Partnership originally issued these units to the equity holders of Lexington Holding Company, Baken Park Partners Limited Partnership, County Line 31 Company, L.P. and Spring Mall Associates Limited Partnership in exchange for the contribution of their interests in one of four properties to Bradley Operating Limited Partnership.
In connection with these property acquisitions, Bradley entered into registration rights agreements with the contributors. Bradley is registering the shares covered by this prospectus in order to fulfill its contractual obligations under these agreements and provide the holders of the shares with freely tradable securities. Registration of these shares does not necessarily mean that all or any portion of the shares will be issued by Bradley.

    All expenses incident to the offering and sale of the shares offered hereby will be paid by Bradley, other than brokerage and underwriting commissions and taxes of any kind and any legal, accounting and other expenses incurred by the redeeming unitholder. Bradley has agreed to indemnify these unitholders against losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

    Certain legal matters, including the legality of the shares of common stock offered hereby, will be passed upon for Bradley by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. William B. King, whose professional corporation is a partner in Goodwin, Procter & Hoar LLP, is Secretary of Bradley and is the beneficial owner of approximately 10,000 shares of common stock.


                                    EXPERTS

  The consolidated financial statements and schedule of Bradley as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 contained in Bradley's Annual Report on Form 10-K, the statement of revenues and certain expenses of Redford Plaza for the year ended December 31, 1997, the statement of revenues and certain expenses of Courtyard Shopping Center for the year ended December 31, 1997, the combined statement of revenues and certain expenses of Camelot Shopping Center and Plainview Village for the year ended December 31, 1997, the statement of revenues and certain expenses of Salem Consumer Square for the year ended December 31, 1997, the statement of revenues and certain expenses of Holiday Manor Shopping Center for the year ended December 31, 1997, the statement of revenues and certain expenses of Ellisville Square for the year ended December 31, 1997, and the statement of revenues and certain expenses of Clock Tower Plaza for the year ended December 31, 1997 have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG LLP audits and reports on financial statements of Bradley issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the Registration Statement in reliance upon their report and said authority.

================================================================================


     You should rely only on the information contained in this prospectus, incorporated herein by reference or contained in a prospectus supplement. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, and incorporated herein by reference or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.


                           _________________________

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    2

Risk Factors..............................................................    4

Available Information.....................................................   13

Incorporation of Certain Documents by
 Reference................................................................   13

Bradley Real Estate, Inc..................................................   13

Description of Securities to be Registered................................   14

Description of Units and
 Redemption of Units......................................................   21

Federal Income Tax Considerations.........................................   32

No Proceeds to Bradley....................................................   35

Plan of Distribution......................................................   35

Legal Matters.............................................................   35

Experts...................................................................   35



                           _________________________


                               1,212,630 SHARES



                           BRADLEY REAL ESTATE, INC.



                                 COMMON STOCK


                           ________________________

                                  Prospectus

                           ________________________


                                   February __, 1999

================================================================================

               PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) anticipated to be paid by Bradley in connection with the issuance and distribution of shares of common stock offered hereby.

    Legal fees and expenses                   $60,000
    Accounting fees and expenses               20,000
    SEC Registration fee                        5,125
    Printing fees and expenses                  5,000
    Transfer and Agency fees                    1,000
    Miscellaneous                               3,875
                                              -------
    TOTAL                                     $95,000
                                              =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of Bradley Real Estate, Inc. contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

     The charter of Bradley authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former director, officer, agent, employee or plan administrator of Bradley or of its predecessor Bradley Real Estate Trust or (ii) any individual who, at the request of Bradley, serves or has served in any of these capacities with another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise. The bylaws of Bradley obligate it, to the maximum extent permitted by Maryland law, to indemnify (a) any present or former director or officer of Bradley, (b) any individual who, at the request of Bradley, serves or has served another corporation, partnership, joint venture, trust or other enterprise as a director or officer or (c) any former trustee or officer of Bradley's predecessor entity, Bradley Real Estate Trust.

     The Maryland General Corporate Law requires a corporation, unless its charter provides otherwise, which Bradley's charter does not, to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The Maryland General Corporate Law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the Maryland General Corporate Law requires a corporation as a condition to advancing expenses, to obtain (x) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as authorized by the bylaws and (y) a written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

    Bradley has claims-made directors and officers liability insurance policies that insure the directors and officers of Bradley against loss from claimed wrongful acts and insure Bradley for indemnifying the directors and officers against such loss. The policy limits of liability are $10,000,000 each policy year and are subject to a retention of $150,000 of loss by Bradley.

ITEM 16.  EXHIBITS.

Exhibit No.     Description

    4.1 Articles of Amendment and Restatement of Bradley Real Estate, Inc., incorporated by reference to Exhibit 3.1 of Bradley's Current Report on Form 8-K dated October 17, 1994.

    4.2 Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Shares of Preferred Stock for the 8.4% Series A Convertible Preferred Stock of Bradley Real Estate, Inc. incorporated by reference to Annex B to the Proxy/Statement Prospectus included in Part I to Bradley's Registration Statement on Form S-4 (No. 333-57123).

    4.3   By-laws of Bradley Real Estate, Inc., incorporated by reference to
          Exhibit 3.3 of Bradley's Current Report on Form 8-K dated October 17, 1994.

    4.4   Form of Common Stock Certificate, incorporated by reference to Exhibit
          4.1 of Bradley's Current Report on Form 8-K dated October 17,
          1994.

    4.5 Second Restated Agreement of Limited Partnership of Bradley Operating Limited Partnership, dated as of September 2, 1997, incorporated by reference to Bradley Operating Limited Partnership's Registration Statement on Form 10.

    4.6 Amendment to Second Restated Agreement of Limited Partnership of Bradley Operating Limited Partnership, dated August 6, 1998, designating the 8.4% Series A Convertible Preferred Units.

   *5.1 Amended Opinion of Goodwin, Procter & Hoar LLP as to the legality of the Securities being registered.

   *8.1 Amended Opinion of Goodwin, Procter & Hoar LLP as to certain tax matters.

  *23.1   Updated Consent of KPMG LLP.
   23.2   Consent of Goodwin, Procter & Hoar LLP (included in Exhibits 5.1 and
          8.1 hereto).
   24.1   Powers of Attorney (included on the signature page hereof).

   99.1 Registration Rights Agreement, dated January 1, 1997, by and between Bradley and Lexington Holding Company, incorporated by reference to
          Exhibit 99.1 of Bradley's Registration Statement on Form S-3 (No. 333-42357).

 **99.2 Registration Rights Agreement, dated December 23, 1997, by and between Bradley and Spring Mall Associates Limited Partnership.

 **99.3 Registration Rights Agreement, dated December 31, 1997, by and between Bradley and Baken Park Partners Limited Partnership.

 **99.4 Registration Rights Agreement, dated September 25, 1998, by and between Bradley and County Line 31 Company, L.P.

______________________

*     Filed herewith.

** Previously filed on December 17, 1998 with the original draft of the registration statement.

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus requires by Section 10(a)(3) of the Securities Act of 1993, as amended (the "Securities Act")

                (ii) To reflect in the prospectus any fact or events arising after the effective date of registration statement (or the most recent post-effective amendment thereof)
          which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northbrook, State of Illinois on February 3, 1999.

                                     BRADLEY REAL ESTATE, INC.


                                     By:   /s/ Thomas P. D'Arcy
                                        ------------------------------------
                                          Thomas P. D'Arcy, President

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on February 3, 1999.


      Name                                                  Title
      ----                                                  -----
/s/ Thomas P. D'Arcy                    Chairman, President, Chief Executive
--------------------------
THOMAS P. D'ARCY                        Officer and Director


                *                       Executive Vice President and Chief
--------------------------
IRVING E. LINGO, JR.                    Financial Officer


                *                       Controller
--------------------------
DAVID M. GARFINKLE


                *                       Director
--------------------------
JOSEPH E. HAKIM


                *                       Director
--------------------------
WILLIAM L. BROWN


                *                       Director
--------------------------
STEPHEN G. KASNET


                *                       Director
--------------------------
PAUL G. KIRK, JR.


                *                       Director
--------------------------
W. NICHOLAS THORNDIKE


                *                       Director
--------------------------
A. ROBERT TOWBIN

By:  /s/ Thomas P. D'Arcy
    ----------------------
     THOMAS P. D'ARCY
     Attorney-in-fact for the persons marked
     above with an asterisk

                                 EXHIBIT INDEX

Exhibit No.     Description


   4.1 Articles of Amendment and Restatement of Bradley Real Estate, Inc., incorporated by reference to Exhibit 3.1 of Bradley's Current Report on Form 8-K dated October 17, 1994.


   4.2 Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Shares of Preferred Stock for the 8.4% Series A Convertible Preferred Stock of Bradley Real Estate, Inc. incorporated by reference to Annex B to the Proxy/Statement Prospectus included in Part I to Bradley's Registration Statement on Form S-4 (No. 333-57123).


   4.3    By-laws of Bradley Real Estate, Inc., incorporated by reference to
          Exhibit 3.3 of Bradley's Current Report on Form 8-K dated October 17, 1994. 4.4 Form of Common Stock Certificate, incorporated by reference to Exhibit 4.1 of Bradley's Current Report on Form 8-K dated October 17, 1994.


   4.5 Second Restated Agreement of Limited Partnership of Bradley Operating Limited Partnership, dated as of September 2, 1997, incorporated by reference to Bradley Operating Limited Partnership's Registration Statement on Form 10.


   4.6 Amendment to Second Restated Agreement of Limited Partnership of Bradley Operating Limited Partnership, dated August 6, 1998, designating the 8.4% Series A Convertible Preferred Units.


  *5.1 Amended Opinion of Goodwin, Procter & Hoar LLP as to the legality of the Securities being registered.


  *8.1 Amended Opinion of Goodwin, Procter & Hoar LLP as to certain tax matters.


 *23.1    Updated Consent of KPMG LLP.

  23.2    Consent of Goodwin, Procter & Hoar  LLP (included in Exhibits 5.1 and
          8.1 hereto).

  24.1    Powers of Attorney (included on the signature page hereof).


  99.1 Registration Rights Agreement, dated January 1, 1997, by and between Bradley and Lexington Holding Company, incorporated by reference to
          Exhibit 99.1 of Bradley's Registration Statement on Form S-3 (No. 333-42357).


**99.2 Registration Rights Agreement, dated December 23, 1997, by and between Bradley and Spring Mall Associates Limited Partnership.


**99.3 Registration Rights Agreement, dated December 31, 1997, by and between Bradley and Baken Park Partners Limited Partnership.


**99.4 Registration Rights Agreement, dated September 25, 1998, by and between Bradley and County Line 31 Company, L.P.

______________________

*     Filed herewith.

** Previously filed on December 17, 1998 with the original draft of the registration statement.